Exhibit 99.2

Q1 2015 Earnings Presentation 30 April 2015

Disclaimers This presentation has been prepared by Sundance Energy Australia Limited (ABN 76 112 202 883). Summary information The following disclaimer applies to this document and any information contained in it (the “Information”). The Information in this presentation is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them. Not financial or product advice This presentation is for information purposes only and is not a prospectus, product disclosure statement or other offer document under Australian law or the law of any other jurisdiction. This presentation is not financial product or investment advice or a recommendation to acquire Sundance shares, legal or tax advice. This presentation has been prepared by Sundance without taking into account the objectives, financial situation or needs of individuals. You are solely responsible for forming your own opinions and conclusions on such matters and the market and for making your own independent assessment of the Information. You are solely responsible for seeking independent professional advice in relation to the Information and any action taken on the basis of the Information. Before making an investment decision prospective investors should consider the appropriateness of the information having regard to their own objectives, financial and tax situation and needs and seek legal and taxation advice appropriate to their jurisdiction. Sundance is not licensed to provide financial product advice in respect of Sundance shares. Cooling off rights do not apply to the acquisition of Sundance shares. Financial data All share price information is in Australian dollars (A$) and all other dollar values are in United States dollars (US$) unless stated otherwise. Sundance’s results are reported under Australian International Financial Reporting Standards. Past performance Past performance information given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Investors should note that past performance, including past share price performance, of Sundance cannot be relied upon as an indicator of (and provides no guidance as to) future Sundance performance including future share price performance. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. Persons should have regard to the risks outlined in the Information.

Disclaimers (cont’d) Disclaimer Except as required by law, no representation or warranty (express or implied) is made as the fairness, accuracy, completeness, reliability or correctness of the Information, opinions and conclusions, or as to the reasonableness of any assumption contained in this document. By receiving this document and to the extent permitted by law, you release Sundance and its officers, employees, agents and associates from any liability (including, without limitation, in respect of direct, indirect or consequential loss or damage or loss or damage arising by negligence) arising as a result of the reliance by you or any other person on anything contained in or omitted from this document. Forward Looking Statements This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same. The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Reserves This presentation contains information on Sundance Energy’s reserves and resources which has been reviewed by David Ramsden-Wood, Professional Engineer, who is licensed in Alberta Canada and is qualified in accordance with ASX Listing Rule 5.11. Mr. Ramsden-Wood, VP of Reservoir Engineering and Business Development, has consented to the inclusion of this information in the form and context in which it appears. Reserve Estimates The Company’s Reserve estimates are calculated by Netherland, Sewell & Associates, Inc. as at 1 January 2015 in accordance with SEC guidelines. Although current market prices have fallen significantly, under SEC guidelines, the commodity prices used in the December 31, 2014 and December 31, 2013 reserve estimates were based on the 12-month unweighted arithmetic average of the first day of the month prices for the period January 1, 2014 through December 1, 2014, adjusted by lease for transportation fees and regional price differentials. For crude oil volumes, the average West Texas Intermediate posted price of $91.48 per barrel used to calculate PV-10 at December 31, 2014 was down $1.94 per barrel from the average price of $93.42 per barrel used to calculate PV-10 at December 31, 2013. For natural gas volumes, the average Henry Hub spot price of $4.35 per million British thermal units ("MMBTU") used to calculate PV-10 at December 31, 2014 was up $0.68 per MMBTU from the average price of $3.67 per MMBTU used to calculate PV-10 at December 31, 2013. All prices were held constant throughout the estimated economic life of the properties.

Company overview Superior performance through commodity cycles Note: Above based on Company filings, press releases and 1 January 2015 NSAI reserve report. Market capitalization and enterprise value shown as of 29 April 2015, based on debt of $144mm and cash of $13mm; Production numbers represent 1Q15 average daily production (1) Based on analysts’ consensus estimates (2) Excludes evaluation of the majority of the Company’s potential Woodford locations 2015 Company guidance Net acres: ~33,775 1P reserves: 7.8 mmboe(2) Production: 1,312 boed % operated: 60.6% % WI: 43.2% Counties: Logan, Noble and Garfield Greater Anadarko Mississippian / Woodford Net acres: ~38,800 1P reserves: 18.1 mmboe Production: 8,269 boed % operated: 99.6% % WI: 70.5% Counties: McMullen, Dimmit, Atascosa, and Live Oak South Texas Eagle Ford / Georgetown Eagle Ford focused asset base Ticker: SEA (ASX Listed) Share count: 549.4 million Market capitalization: A$346 million Enterprise value: US$407 million 2015 Consensus EBITDAX: $101 million(1) Proved reserves: 26.0 mmboe (65% oil) SEC Pre-tax 1P PV-10: $532 million 1Q15 daily production: 9,581 boed (67% oil) 2015 Full year production: 7,850 – 8,500 boed(3) 2015 Capital expenditures: $70-$90MM(3)

Average production of 9,581 boepd (net of royalties) in the first quarter of 2015 An overall increase of 7% from Q4 2014 Generated revenue of $28.7MM Adjusted EBITDAX of $22.0MM and EBITDAX margin of 77% by improving upon top-tier cost structure Decreased 2014 field costs of $9.12 / Boe (top quartile among peers) to $7.63/Boe in Q1 2015 Decreased 2014 G&A of $6.01 / Boe to $5.05 / Boe in Q1 2015 Accrual basis development and production capital expenditures of $31.4MM 5 gross (4.0 net) Eagle Ford wells brought into production in the first quarter of 2015 An additional 24 gross (14.7 net) wells were in progress at quarter-end (most of which were Sundance operated) Acquired 13,500 net acres adjacent to the Dimmit project in Eagle Ford for ~$1,000 / net acre Signed engagement letter with tier 1 bank for $250MM in committed debt funding Closing expected in Q2 2015 $150MM expected to be drawn at closing to refinance the Company’s current credit facilities $300MM Senior Secured Revolving Borrowing Base with $25MM drawn at closing out of $75MM approved borrowing base $175MM Senior Term Loan Facility with $125MM drawn at closing and $50MM committed but undrawn Quarterly Overview

Increased production to 9,581 Boe/d, net of royalties, an increase of 649 Boe/d (7 percent) compared to 4Q14 2015 Full Year Production Guidance of 7,850 Boe/d to 8,500 Boe/d Generated $28.7MM in revenue Realized oil price of $44.55/bbl and natural gas price of $2.83/mcf Production and Revenue Trend Average daily production (boed/6:1) and revenue 0 2,000 4,000 6,000 8,000 10,000 12,000 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 $0 $5,000 $10,000 $15,000 $20,000 $25,000 $30,000 $35,000 $40,000 $45,000 $50,000 Revenue Boe/d

Despite lower commodity prices during the quarter, Adjusted EBITDAX Margin remained high (76.7%) as compared to full year 2014 (79.1%) Total field costs have decreased from $9.12 / Boe in 2014 to $7.63 / Boe in Q1 2015. Comprised of: Lease operating costs declined to $5.17/Boe in Q1 2015 from $6.02 / Boe for full year 2014 (17% reduction) Production taxes declined to $2.45 / Boe in Q1 2015 from $3.10 / Boe for full year 2014 (27% reduction) Cash G&A costs declined to $5.05 / Boe in Q1 2015 from $6.01 / Boe for full year 2014 Adjusted EBITDAX Trend EBITDAX and EBITDAX margin 0% 20% 40% 60% 80% 100% 0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Adjusted EBITDAX (US$000s) Adjusted EBITDAX Margin (%)

Pro forma cash flow and liquidity Hedging Oil Derivative Contracts Gas Derivative Contracts 2015E Weighted Average Weighted Average millions Bbls Floor Ceiling Mcf Floor Ceiling Consensus EBITDAX 100.8 1H 2015 92,000 82.86 92.08 60,000 4.14 4.14 Cash interest (10.2) 2H 2015 222,000 67.47 82.60 120,000 4.14 4.14 Operating cash flow 90.6 2016 160,000 66.54 79.52 2017 96,000 50.00 81.75 Development cap ex (85.0) Total 570,000 66.75 83.12 180,000 4.14 4.14 New leases (15.0) Investing cash flow (100.0) Q1 debt draw 15.0 Financing cash flow 15.0 2015 net cash flow 5.6 Pro forma undrawn debt capacity 100.0 Liquidity and hedging

Core Eagle Ford assets drive growth through cycles ~33,000 net mineral acres targeting the Eagle Ford ~38,500 net acre position targeting the Eagle Ford and Georgetown formations ~33,000 net acres targeting the Eagle Ford formation ~14,000 net acres in McMullen county and ~19,000 net acres in Dimmit county ~5,500 net acres in Maverick county targeting the Georgetown formation Q1 2015 production of 8,269 boe/d 18.1 mmboe of proved reserves(1) Offset operators include: Anadarko, EOG, Chesapeake, Murphy, Pioneer, and Talisman ~1 remaining net lease obligation wells in 2015 Drilled 4x10,000’ laterals in Dimmit County with completions scheduled in the 2nd and 3rd quarters of 2015 Eagle Ford operator with substantial, high-quality drilling inventory and significant production growth profile Oil Window GOR < 750 Volatile Oil & Condensate Window Dry Gas Window EOG EOG EOG Newfield Chesapeake Murphy Anadarko SM-Energy Pioneer Pioneer Pioneer Conoco Conoco Cabot Chesapeake Chesapeake Talisman Talisman Marathon BHP -Petrohawk BHP -Petrohawk Chesapeake Marathon 50 miles N Murphy Swift (As of January 2015) McMullen Area Eagle Ford Acreage: ~14,000 net acres Dimmit Eagle Ford Acreage: ~19,000 net acres Maverick County Georgetown Acreage: ~5,500 net acres Based on 1 January 2015 NSAI reserve report Drilling year inventory based on two rig program drilling 36 net wells per year assuming 40-80 acre spacing

Asset overview

Eagle Ford – McMullen Area

Project Summary

Net acres	14,000
Well cost	$5.8 - $7.5 million
EUR (mboe)	509[1]
Estimated oil	65% - 80%
LOE per boe	$4.50 - $5.50

McMullen Area Eagle Ford well control



LEGEND
SEA Acreage
Cabot Eagle Ford Wells
Chesapeake Eagle Ford Wells
Conoco Eagle Ford Wells
EOG Eagle Ford Wells
Marathon Eagle Ford Wells
Murphy Eagle Ford Wells
Pioneer Eagle Ford Wells
St. Mary Eagle Ford Wells
SEA Eagle Ford Wells
Swift Eagle Ford Wells
Talisman Eagle Ford Wells
N

Source: Company filings and press releases
(1) Based on NSAI 2P type curve as of 31 December 2014

SUNDANCE energy

10

Asset overview (cont’d) Eagle Ford – Dimmit Dimmit Eagle Ford well control Net acres 19,000 Well cost $5.0 - $7.5 million EUR (mboe) 483(1) Estimated oil 55% - 60% LOE per boe $5.00 - $7.00 Well economics Source: Company filings and press releases Based on NSAI 2P type curve as of 31 December 2014

Eagle Ford portfolio return sensitivities Average Netherland Sewell & Associates 2P type curve(1) McMullen County Eagle Ford NSAI 2P Type Curve 347.5 mbo, 57.5 mbngl, 624.5 mcf 6,902’ average lateral length Dimmit County Eagle Ford NSAI 2P Type Curve 268.7 mbo, 76.6 mbngl, 827.3 mcf 6,059’ average lateral length Based on 1 January 2015 NSAI reserve report 23% 42% 66% 94% 100% 17% 33% 52% 75% 100% 12% 25% 41% 60% 83% 8% 20% 34% 49% 68% 6% 15% 27% 41% 57% 4% 12% 22% 34% 48% 1% 9% 18% 28% 40% 9% 20% 34% 48% 65% 5% 15% 25% 38% 52% 2% 10% 20% 30% 42% 0% 7% 15% 24% 34% 0% 5% 11% 19% 28% 0% 2% 8% 15% 23% 0% 0% 6% 12% 19% - 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 450,000 1 6 11 16 21 26 31 36 41 46 51 56 61 66 71 76 81 86 91 96 101 106 111 Cumulative production (boe/6:1) Production month Oil Gas NGLs - 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 1 6 11 16 21 26 31 36 41 46 51 56 61 66 71 76 81 86 91 96 101 106 111 Cumulative production (boe/6:1) Production month Oil Gas NGLs

Maximize balance sheet flexibility Low leverage profile (<1.1x debt to EBITDA at 31 March 2015) Limited drilling obligations to hold Eagle Ford acreage (1 net remaining well commitment to hold Eagle Ford acreage in 2015) No current service commitments (all rigs were released by end of Q1 2015) Maximize liquidity (new committed debt facility expected to close in Q2 2015 provides $105 million in increased liquidity) Maintain/improve top quartile operational performance Maintain top tier cost structure (reduced cash operating costs to $12.68 per boe) Lock in lower service cost contracts Capitalize on opportunities manageable within our balance sheet Capture and leverage cost deflation (40% reduction to $5.8-$6.1MM for new Eagle Ford wells in past several months) Lease expiring acreage in our core Eagle Ford areas (added 13,500 acres contiguous to Dimmit project for $1,000/acre in Q1 2015) Limit focus to acquisition of small producing assets within existing balance sheet capacity 2015 Operating Strategy Cost driven strategy that will create superior shareholder returns during low price environment

Appendix

Management team Eric McCrady, Managing Director & CEO Eric was appointed CEO in April 2011 and Managing Director of the Board in November 2011. He served as CFO from June 2010 until becoming CEO. Eric has over 15 years’ of entrepreneurial experience with an extensive track record in investment evaluation and management, acquisitions and divestitures, strategic planning, general management, risk management, and capital formation with companies including The Broe Group, a private investment firm, GE Capital and American Coin Merchandising. Cathy Anderson, Chief Financial Officer Cathy was appointed CFO in December 2011. Cathy is a Certified Public Accountant with over 25 years’ experience, primarily in the oil and gas industry, in budgeting and forecasting, regulatory reporting, corporate controls, and financial analysis and management reporting with companies including Key Production (predecessor of Cimarex), OptiGas and Arthur Andersen. Grace Ford, Vice President, Exploration and Development Grace was appointed VP of Exploration and Development in March 2013. She served as VP of Geology from September 2011. Grace has over 15 years’ of technical experience focused on geology resource play evaluation and development, exploration, well and completion design, and reservoir characterization with companies including EOG Resources, Baytex Energy USA and Marathon. Mike Wolfe, Vice President, Land Mike was appointed VP of Land in March 2013. He served as Senior Land Manager from December 2010. Mike has over 30 years’ of senior land management experience including field leasing, acquisitions and divestitures, title, lease records, and management of a multi-rig drilling program with companies such as Cimarex and Texaco. David Ramsden-Wood, Vice President, Reservoir Engineering & Business Development David was appointed VP of Reservoir Engineering & Business Development in May 2014. He has consulted for Sundance in a similar role since January 2013. David is a Professional Engineer licensed in Canada with more than 15 years’ engineering experience across all engineering disciplines with a focus on reservoir engineering, strategic & financial planning and production engineering with companies including Enerplus, Anadarko, and Canadian Hunter. John Whittington, Vice President, Operations John was appointed VP of Operations in May 2014. He has over 20 years’ experience focused on the development and optimization of onshore US resource plays with a particular focus on completion optimization and production operations with companies including Triangle Petroleum, EOG, Schlumberger, and Apex Petroleum Engineering.

Operating costs used in this report are based on operating expense records of Sundance. Capital costs used in this report were provided by Sundance and are based on authorizations for expenditure and actual costs from recent activity. Future net revenue is after deductions for Sundance's share of production taxes, ad valorem taxes, capital costs, and operating expenses but before consideration of any income taxes. “PV10” is defined as the discounted Net Revenues of the Company’s reserves using a 10% discount factor. Reserves are estimated in US dollars. US dollars are converted at 1.2258 USD/AUD. “1P Reserves” or “Proved Reserves” are defined as Reserves which have a 90% probability that the quantities actually recovered will equal or exceed the estimate. “Probable Reserves” are defined as Reserves that should have at least a 50% probability that the actual quantities recovered will equal or exceed the estimate. “2P Reserves” are defined as Proved Reserves plus Probable Reserves. “Possible Reserves” are defined as Reserves that should have at least a 10% probability that the actual quantities recovered will equal or exceed the estimate. “3P Reserves” are defined as Proved Reserves plus Probable Reserves plus Possible Reserves. “boe” is defined as barrel of oil equivalent, using the ratio of 6 mcf of Natural Gas to 1 bbl of Crude Oil. This is based on energy conversion and does not reflect the current economic difference between the value of 1 MCF of Natural Gas and 1 bbl of Crude Oil. “m” is defined as a thousand. “mmboe” is defined as a million barrels of oil equivalent. Reserve report footnotes and definitions